SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 1, 2004

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page
Press Release of the Company dated November 1, 2004 announcing presentation of data from its BLP 25 Liposome Vaccine Phase IIb trial in patients with Stage IIIb and IV non-small cell lung cancer at the European Society For Medical Oncology Congress in Vienna, Austria	3

Signature	7

NEWS RELEASE
FOR IMMEDIATE RELEASE

BIOMIRA AND MERCK KGaA PRESENT NON-SMALL CELL LUNG CANCER DATA AT EUROPEAN SOCIETY FOR MEDICAL ONCOLOGY CONGRESS (Abstract No. 3IN)

Vaccine Trial Data Shows Notable Increase in Survival Time

EDMONTON, ALBERTA and DARMSTADT, GERMANY — November 01, 2004 — Biomira Inc. (Nasdaq: BIOM) (TSX: BRA) and Merck KGaA reiterated today that data from the Companies’ Phase IIb BLP 25 Liposome vaccine (L-BLP 25) trial in patients with Stage IIIb and IV non-small cell lung cancer (NSCLC), showed that patients treated with the novel vaccine survived 4.4 months longer than those who received only standard therapy.

“The 4.4 month increase in median survival in patients receiving L-BLP 25 is a notable period of time for such an aggressive disease as non-small cell lung cancer,” said Dr. Charles Butts, Medical Oncologist, Cross Cancer Institute, Edmonton, Alberta and lead investigator in the trial. “The data indicate a favourable safety profile and maintenance of quality of life in the vaccine arm, further supporting the plans to evaluate the vaccine in additional clinical trials. More exciting are the results we’re seeing in earlier stage patients.”

Dr. Butts presented the trial data at the 29th Meeting of the European Society for Medical Oncology (ESMO) being held in Vienna, Austria (October 29-November 2, 2004). His oral presentation, entitled, “A multicenter phase IIb randomized study of liposomal MUC1 vaccine immunotherapy of non-small cell lung cancer (NSCLC); L-BLP 25 Non-Small Cell Lung Cancer Study Group,” was part of the Presidential Symposium today and also was included in ESMO’s press conference highlighting significant developments in oncology, held yesterday.

All patients were required to have stage IIIB or IV NSCLC that was stable or had responded following treatment with first line chemotherapy, or combined chemotherapy with radiation therapy, prior to randomization into the study. Patients were randomized equally to the treatment arm (vaccine plus best supportive care) or to the control arm (best supportive care alone). Best supportive care could consist of second line chemotherapy, palliative radiotherapy, or other treatments as determined by the investigator. The primary endpoints were survival and safety, with quality of life as a secondary endpoint. Survival was calculated from the date of randomization in the study to the date of death or last contact.

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In the 171-patient study, the Companies observed a median survival benefit of 4.4 months in patients receiving L-BLP25 after having achieved either stable disease or a response to first line chemotherapy. Overall median survival for the treatment group receiving the vaccine (n=88) was 17.4 months versus 13 months for the control group (n=83) (Kaplan-Meier log-rank p=0.0652; Adjusted Cox p=0.1120). In the overall patient population, two-year survival was 43.2 per cent for the treatment group and 28.9 per cent for the control group.

Patients in the vaccine arm maintained their baseline quality of life for a longer period of time than those in the control arm. The difference reached statistical significance at two time points, 19 and 31 weeks.

A subset analysis of locoregional Stage IIIb patients (disease contained within the lung) showed two-year survival to be 36.7 per cent for the control arm (n=30) versus 60 per cent for the treatment arm (n=35) per cent. Median survival was 13.3 months for patients in the control group, while the median survival for the treatment group had not yet been reached, at the time of analysis (Kaplan-Meier log-rank p=0.0575; Adjusted Cox p=0.0692).

“This peer-reviewed setting is an important opportunity for us to make our data available to the global oncology community,” said Alex McPherson, MD, PhD, President and CEO of Biomira. “Lung cancer has historically been a very challenging disease to treat. These notable data, along with the potential for the results to further improve at the planned survival update in December, support our enthusiasm for this program.”

“These Phase II data are very encouraging in terms of offering a potentially meaningful benefit to patients in an area where so little progress has been realized despite many years of work,” said Bernhard Ehmer, MD, Vice President and Head of Merck’s Oncology Business Area.

Biomira and Merck KGaA expect to announce an update from this trial in December 2004. The Companies also expect to launch a large trial in unresectable Stage III patients in several countries, including the U.S., Europe and Canada in late 2005.

Additional Study Details

Treated patients received a single low-dose of intravenous cyclophosphamide three days prior to the first vaccination of a 1000 µg dose of L-BLP25. Vaccinations were given weekly for the first eight weeks, and at six-week intervals thereafter. Quality of life and clinical assessments took place at Week 4, Week 8 and then at 12-week intervals for the remainder of the trial.

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Mild flu-like symptoms and injection site reactions occurred in approximately half of the patients in the vaccine arm. Other adverse events were consistent with disease status in both arms of the trial.

About Lung Cancer

Lung cancer is the leading cause of cancer-related mortality for men and women in North America. In 2004, approximately 174,000 new cases of lung cancer will be diagnosed in the United States and 160,000 Americans will die from the disease. In Canada, there will be an estimated 21,700 new lung cancer diagnoses and approximately 18,900 Canadians will die from the disease this year. NSCLC accounts for approximately 75 to 80 per cent of all primary lung cancers. At the time of diagnosis, only 25 per cent of NSCLC patients are potentially curable by surgery.

About L-BLP25

L-BLP25 is a synthetic MUC1 peptide vaccine that incorporates a 25-amino acid sequence of the MUC1 cancer mucin, in a liposomal formulation. The liposome enhances recognition of the cancer antigen by the immune system and facilitates better delivery. L-BLP25 is designed to induce an immune response to cancer cells.

About Biomira

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

About Merck KGaA

Merck is a global pharmaceutical and chemical company with sales of EUR 7.2 billion in 2003, a history that began in 1668, and a future shaped by 28,300 employees in 56 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds a 74 per cent interest and free shareholders own the remaining 26 per cent. The former U.S. subsidiary, Merck & Co., has been completely independent of the Merck Group since 1917. Merck KGaA has built a strategic oncology portfolio by developing and in-licensing product candidates in four areas — monoclonal antibodies, therapeutic vaccines, immunocytokines and angiogenesis inhibitors.

EMD Pharmaceuticals Inc., the U.S. affiliate of Merck KGaA, is a fully integrated pharmaceutical company with an initial emphasis on launching new products in oncology. Located in Durham, N.C., EMD focuses on meeting patient and physician needs with pioneering pharmaceutical products and services.

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Contact:

Bill Wickson	Jane Tulloch
Manager, Public Relations	Director, Investor Relations
(780) 490-2818	(780) 490-2812

Daniel Budwick
Media Relations
(212) 477-9007 ext. 14

Merck KGaA Contact:

Phyllis Carter
Mobile: +49 61-51/72-7144

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or attainment of regulatory or product approvals and whether or not the timing may be expedited, the timing of clinical trials approvals, the timing of clinical trials, the efficacy of products or the availability of capital. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC.
(Registrant)
Date: November 1, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer